UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-42469

Uni-Fuels Holdings Limited

(Exact name of registrant as specified in its charter)

15 Beach Road, Beach Centre #05-07

Singapore 189677

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change of Auditor

On August 4, 2025, Uni-Fuels Holdings Limited (the “Company”) appointed Assentsure PAC (“Assentsure”) as its independent registered public accounting firm, effective on the same day. Assentsure replaces Marcum Asia CPAs LLP (“Marcum Asia”), the former independent registered public accounting firm, which the Company dismissed on July 29, 2025. The appointment of Assentsure was made after careful consideration and evaluation process by the Company and has been approved by the audit committee of the board of directors of the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of Marcum Asia on the consolidated financial statements of the Company as of December 31, 2023 and 2024 and for the fiscal years ended December 31, 2023 and 2024 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles. Furthermore, during the Company’s two most recent fiscal years and through July 29, 2025, there were no disagreements with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference to the subject matter of the disagreement in connection with its report on the Company’s consolidated financial  statements for such periods. During the Company’s two most recent fiscal years and through July 29, 2025, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in the annual report on Form 20 -F filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 22, 2025, including (a) lack of appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; (b) lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function; and (c) lack of proper IT control environment, risk assessment and control activities related to Access/Logical Security, Change Management, Operation Security, Cyber Security and Service Organization Management.

The Company has provided Marcum Asia with a copy of the above disclosure and requested that Marcum Asia furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of Marcum Asia’s letter is filed hereto as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Assentsure, neither the Company, nor someone on behalf of the Company, has consulted Assentsure regarding the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that Assentsure concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue.

Exhibits

Exhibit No.	Description
16.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated August 4, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2025	Uni-Fuels Holdings Limited

	By:	/s/ Koh Kuan Hua
Koh Kuan Hua
Chief Executive Officer